11018360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51393

SEC Mail Processing Section RECEIVED FEB 28 2011 Wash., DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis	TN	38117
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allen Riggs (901)435-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

401 Commerce Street, Suite 1000	Nashvile	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/2011

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

DENISE A. TAYLOR STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Signature

Chief Financial Officer and Financial / Operations Principal
Title

Notary Public

MY COMMISSION EXPIRES AUGUST 31, 2011

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Income (Loss)
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).

KPMG LLP
Suite 1000
401 Commerce Street
Nashville, TN 37219-2422

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2011

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	47,759,129
Cash segregated for regulatory purposes		1,000,000
Securities owned, at fair value		267,356,043
Securities purchased under agreements to resell		83,762,500
Securities borrowed		163,099,172
Receivable from customers		2,680,775
Receivable from brokers and dealers		20,928,273
Receivable from clearing organizations, net		1,791,225
Due from FTBNA, net		150,905
Accrued interest receivable		3,506,757
Furniture, equipment, and leasehold improvements, net		69,526
Deferred tax asset		660,958
Other assets		666,579
	$	593,431,842

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	230,118,124
Securities sold under agreement to repurchase		4,323,625
Short-term borrowings from third party lenders		5,000,000
Long-term secured borrowing		1,668,460
Payable to customers		3,246,562
Payable to brokers and dealers		1,731,959
Deferred tax liability		814,444
Accrued compensation and benefits		4,442,245
Accrued interest payable		2,363,008
Other accrued expenses		350,604
		254,059,031
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,644,639
Retained earnings		221,821,532
Accumulated other comprehensive loss		(1,094,360)
Total stockholder's equity		339,372,811
	$	593,431,842

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company is also permitted to engage in investment banking services. The Company was capitalized on January 19, 1999 as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency.

The Company transacts business with non-broker dealer customers in delivery versus payment / receipt versus payment accounts, but does not custody funds or securities on behalf of such customers.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(c) Resale and Repurchase Agreements

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements), short-term securities borrowings under securities borrowing agreements (securities borrowed), or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell and securities borrowed, consisting primarily of U.S. government securities and corporate bonds.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and due from banks and exclude cash segregated for regulatory purposes.

(Continued)

(e) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at fair value.

(f) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(g) Derivative Instruments

The Company buys and sells securities for resale to customers. When these securities settle on a delay basis, they are considered forward contracts as free-standing derivative instruments. For these free-standing derivative instruments, changes in fair values are recognized currently in earnings. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures.

(h) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset.

(i) Fair Value

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments, the details of which are disclosed in Note 5.

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), with the exception of the requirement to provide the activity of purchases, sales, issuances, and settlements related to recurring Level 3 measurements on a gross basis in the Level 3 reconciliation which is effective for quarters beginning after December 15, 2010. ASU 2010-06 updates ASC 820 to require disclosure of significant transfers into and out of Level 1 and Level 2 of the fair value hierarchy, as

well as disclosure of an entity's policy for determining when transfers between all levels of the hierarchy are recognized. The updated provisions of ASC 820 also require that fair value measurement disclosures be provided by each "class" of assets and liabilities, and that disclosures providing a description of the valuation techniques and inputs used to measure fair value be included for both recurring and nonrecurring fair value measurements classified as either Level 2 or Level 3. Under ASC 820, as amended, separate disclosure is required in the Level 3 reconciliation of total gains and losses recognized in other comprehensive income. Comparative disclosures are required only for periods ending subsequent to initial adoption. Upon adoption of the amendments to ASC 820, the Company revised its disclosures accordingly.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax-sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authorities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group.

As of December 31, 2010, the Company had deferred tax assets of $660,958 and deferred tax liabilities of $814,444. As of December 31, 2010, $2,169,232 was due from FTBNA for current income taxes and is a component of due from FTBNA, net in the Company's statements of financial condition.

The components of deferred income taxes in the accompanying statements of financial condition at December 31, 2010 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	660,958
Gross deferred tax assets		660,958
Deferred tax liabilities:		
Deferred federal income tax		695,647
Deferred state income tax		118,797
Gross deferred tax liabilities		814,444
Net deferred tax assets / (liabilities)	$	(153,486)

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date. The amount receivable from clearing organizations consists of receivables from and deposits with

various clearing organizations. Amounts receivable from and payable to customers, broker/dealers and clearing organizations at December 31, 2010 consist of the following:

		Receivable	Payable
Securities failed to deliver / receive – broker/dealer	$	5,949,589	1,724,526
Pending trades receivable – broker/dealer		14,965,243	—
Other – broker/dealer		13,441	7,433
Broker/dealer subtotal		20,928,273	1,731,959
Securities failed to deliver / receive – customer		2,419,492	3,078,124
Fees receivable – customer		170,950	—
Other – customer		90,333	168,438
Customer subtotal		2,680,775	3,246,562
Receivable from clearing organizations		1,791,225	—
Total	$	25,400,273	4,978,521

(4) Securities Owned and Securities Sold, not yet Purchased

As of December 31, 2010, securities owned and securities sold, not yet purchased consist of trading securities at fair value as follows:

		Securities owned	Securities sold, not yet purchased
Corporate obligations	$	262,906,756	146,157,940
U.S. government obligations		4,399,926	83,960,184
Equity and other securities		49,361	—
Total	$	267,356,043	230,118,124

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

(Continued)

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Fair value of assets and liabilities measured on a recurring basis are as follows:

	December 31, 2010			
	Total	**Level 1**	**Level 2**	**Level 3**
Securities owned	$ 267,356,043	—	267,321,846	34,197
Securities sold, not yet purchased	230,118,124	—	230,118,124	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2010.

Level changes in fair value measurements

In January 2010, the FASB updated ASC subtopic 820-10 to include disclosure requirements surrounding transfers of assets and liabilities in and out of Levels 1 and 2. Previous guidance only required transfer disclosures for Level 3 assets and liabilities. The nature of the remaining assets and liabilities is such that transfers in and out of any level are expected to be rare. For the year ended December 31, 2010, there were no transfers between levels.

The table below includes a roll-forward of the statement of financial condition amounts for the year ended December 31, 2010 (including the change in fair value) for financial instruments classified within level 3 of the valuation hierarchy for assets and liabilities measured at fair value on a recurring basis. When a determination is made to classify a financial instrument within level 3 of the valuation hierarchy, the determination is based upon the significance of the unobservable factors to the overall fair value measurement. However, since level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components (that is, components that are actively quoted and can be validated to external sources), the gains and losses in the table below include changes in fair value due in part to observable factors that are part of the valuation methodology.

		Securities owned (corporate obligations)
Fair value, January 1, 2010	$	33,765
Total realized gains (losses) included in income		432
Purchases, issuances and settlements, net		—
Transfers in and/or (out) of Level 3		—
Fair value, December 31, 2010	$	34,197
Total realized gains (losses) included in income related to financial assets and liabilities still on the balance sheet at December 31, 2010	$	432

Other Fair Value Disclosures

The securities owned and securities sold, not yet purchased are carried at fair value on the statement of financial condition.

The following represent financial instruments in which the ending balance at December 31, 2010 are not carried at fair value on our statement of financial condition.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash and cash equivalents, assets segregated pursuant to federal regulations, repurchase agreements, and securities borrowed are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose us to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from customers, receivables from broker-dealers and clearing organizations, other receivables and certain other assets are recorded at amounts that approximate fair value.

Payables: Payables due to customers, payables due to broker-dealers, and certain other liabilities are recorded at amounts that approximate fair value.

(Continued)

(6) Short-Term Borrowings from Third-Party Lenders

The Company has entered into secured short-term borrowing agreements with multiple third-party lenders to serve as funding sources for securities inventory. The interest payments due on these agreements is paid daily for the prior day's accrual at a variable rate equal to the Federal Funds rate plus .40%. The interest rate was 0.55% at December 31, 2010 for such third-party borrowings. As of December 31, 2010, secured borrowings from, and the market values of the collateral pledged to, third parties consisted of the following:

		Secured borrowings	Market value of securities pledged as collateral
Third-party borrowings	$	5,000,000	5,668,317

(7) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2010, the fair values of this collateral, including accrued interest, was $243,706,862 of which $230,118,124 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(8) Forward Contracts

The fair and settlement values of the forward contracts as of December 31, 2010 and the related gain (loss) recognized at December 31, 2010 are as follows:

		Fair value	Settlement value		Gain (loss)
Buys	$	1,960,994	1,934,775		26,219
Sells		1,261,621	1,255,680		(5,941)
Total				$	20,278

The net gains of $20,278 as of December 31, 2010 are included in receivable from customers and payable to customers in the Company's statements of financial condition. Gains and losses are included in trading income in the Company's statements of income. All forward contracts would be considered Level 2 for purposes of ASC 820.

(Continued)

(9) Transactions with Related Parties

(a) Lines of Credit

The Company has a line of credit with FTBNA, which has a maximum principal balance of $325 million, and which is subject to an annual renewal. The line of credit matured on December 31, 2010 and was renewed for an additional year effective January 1, 2011. The Company had no borrowings outstanding under this line of credit at December 31, 2010. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR plus 0.375% (0.63563% as of December 31, 2010). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory.

During 2010 the Company made interest payments related to this line of credit of $117,050.

(b) Other Related-Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN. In addition, the Company leases office space and furniture and fixtures from FTBNA.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation.

From time to time, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

The Company's cash is held in a non-interest bearing checking account with FTBNA.

The Company holds cash in a special reserve bank account for exclusive benefit of customers pursuant to FINRA requirements. This account is a noninterest-bearing checking account with FTBNA.

(Continued)

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2010:

Furniture and equipment	$	400,588
Communications and computer equipment		88,961
Leasehold improvements and other fixed assets		292,458
		782,007
Less accumulated depreciation and amortization		(712,481)
	$	69,526

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2010, the Company's net capital, as defined, totaled $270,751,100, which was $269,751,100 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2010, no funds were required to be segregated. At December 31, 2010, the Company segregated $1,000,000 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statements of financial condition as of December 31, 2010 related to these indemnifications.

(Continued)

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2010.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. On February 16, 2010, an employee of the Company, along with a former employee of the Company, each received a "Wells" notice from the Staff of the United States Securities and Exchange Commission (the SEC) stating that the Staff intends to recommend that the SEC bring enforcement actions for allegedly aiding and abetting a former customer, Sentinel Management Group, Inc. (Sentinel), in violations of the federal securities laws. The subject of the Wells notices is a 2006 year-end securities repurchase transaction entered into by the Company with Sentinel. On March 18, 2010, the Staff issued Wells notices to the Company and one additional employee. A Wells notice by the SEC Staff is neither a formal allegation of wrongdoing nor a determination by the SEC that there has been wrongdoing. A Wells notice generally provides the recipient with an opportunity to provide his, her, or its perspective to address the Staff's concerns prior to enforcement action being taken by the SEC. The Company and the three individuals all have submitted responses to the Wells notices. The Company is one of several defendants named in civil lawsuits brought by the trustee in bankruptcy for Sentinel. The bankruptcy trustee's claims against the Company, which were first brought in November 2008, include, among others, commercial bribery, aiding and abetting a breach of fiduciary duty by former executives of Sentinel, federal and state securities fraud, negligent misrepresentation, unjust enrichment and fraudulent transfer. The Company believes that it has meritorious defenses to the bankruptcy trustee's claims and is vigorously defending that litigation. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to pending matters should not have a material adverse effect on the financial condition of the Company.

KPMG

KPMG LLP
Suite 1000
401 Commerce Street
Nashville, TN 37219-2422

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

FTN Financial Securities Corp
845 Crossover Lane
Suite 150
Memphis, Tennessee 38117

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FTN Financial Securities Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FTN Financial Securities Corp's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). FTN Financial Securities Corp's management is responsible for FTN Financial Securities Corp's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included agreement of the amount to the journal entry and the cash disbursement check noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers which included the Form X-17A-5 noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which included the Form X-17A-5 supporting the adjustments noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2011

KPMG

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)